VIRTUAL LEARNING COMPANY LTD.

60 Knolls Crescent

Suite 9M

Bronx, New York 10463

(973) 768-4181

August 10, 2011

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

The Virtual Learning Company, Inc.

File No. 333-174674

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Virtual Learning Company, Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-1 (File No. 333-174674), as amended, to August 10, 2011 at 5:00 p.m. Eastern Time, or as soon as possible thereafter.

The Virtual Learning Company, Ltd. hereby acknowledges the following:

1)

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any questions arise please contact Roger L. Fidler, counsel to the Company, at (973) 949-4193.

Respectfully requested,

__/s/ Thomas P. Monahan___

Thomas P. Monahan

President